Exhibit 99.4

Power Solutions Business of Johnson Controls International plc

Combined Financial Statements

September 30, 2018

Power Solutions Business of Johnson Controls International plc

Report of Independent Auditors

To the Management and Board of Directors of Johnson Controls International plc:

We have audited the accompanying combined financial statements of the Power Solutions business of Johnson Controls International plc, which comprise the combined statements of financial position as of September 30, 2018 and September 30, 2017, and the related combined statements of income, comprehensive income (loss), invested equity and cash flows for each of the three years in the period ended September 30, 2018.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Power Solutions business of Johnson Controls International plc as of September 30, 2018 and September 30, 2017, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2018 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin

December 14, 2018, except for the effects of the revision discussed in Note 14 to the combined financial statements, as to which the date is February 8, 2019

Power Solutions Business of Johnson Controls International plc

Combined Statements of Income

(in millions)

	Year Ended September 30,
	2018	2017	2016
Net sales	$8,000	$7,337	$6,653
Cost of sales	6,293	5,542	4,966
Gross profit	1,707	1,795	1,687

Selling, general and administrative expenses	(474)	(543)	(592)
Restructuring and impairment costs	(11)	(20)	(66)
Net financing charges	(40)	(30)	(13)
Equity income	58	70	50
Income before income taxes	1,240	1,272	1,066
Income tax provision	601	471	391
Net income	639	801	675
Income attributable to noncontrolling interests	47	42	23
Net income attributable to Power Solutions	$592	$759	$652

The accompanying notes are an integral part of the combined financial statements.

Power Solutions Business of Johnson Controls International plc

Combined Statements of Comprehensive Income (Loss)

(in millions)

	Year Ended September 30,
	2018	2017	2016
Net income	$639	$801	$675
Other comprehensive income (loss), net of tax:
Foreign currency translation	(154)	54	(26)
Realized and unrealized gains (losses) on derivatives	(21)	(17)	9
Realized and unrealized losses on marketable securities	(4)	(4)	—
Other comprehensive income (loss), net of tax	(179)	33	(17)
Total comprehensive income	460	834	658
Comprehensive income attributable to noncontrolling interests	38	52	23
Comprehensive income attributable to Power Solutions	$422	$782	$635

The accompanying notes are an integral part of the combined financial statements.

Power Solutions Business of Johnson Controls International plc

Combined Statements of Financial Position

(in millions)

	September 30,
	2018	2017
Assets
Cash and cash equivalents	$15	$20
Accounts receivable, net of allowance for doubtful accounts of $8 in both years	1,443	1,419
Inventories	1,405	1,429
Other current assets	185	416
Current assets	3,048	3,284
Property, plant and equipment - net	2,764	2,677
Goodwill	1,092	1,097
Other intangible assets - net	161	170
Investments in partially-owned affiliates	453	446
Noncurrent income tax assets	806	817
Other noncurrent assets	93	84
Total assets	$8,417	$8,575
Liabilities and Invested Equity
Short-term debt	$9	$3
Current portion of long-term debt	25	25
Accounts payable	1,237	1,325
Accrued compensation and benefits	152	161
Other current liabilities	405	634
Current liabilities	1,828	2,148
Long-term debt	31	79
Pension and postretirement benefits	103	100
Noncurrent income tax liabilities	253	119
Other noncurrent liabilities	50	71
Long-term liabilities	437	369
Commitments and contingencies (Note 16)
Redeemable noncontrolling interests	—	209

Parent company investment	6,285	6,071
Accumulated other comprehensive loss	(408)	(238)
Invested equity attributable to Power Solutions	5,877	5,833
Noncontrolling interest	275	16
Total invested equity	6,152	5,849
Total liabilities and invested equity	$8,417	$8,575

The accompanying notes are an integral part of the combined financial statements.

Power Solutions Business of Johnson Controls International plc

Combined Statements of Cash Flows

(in millions)

	Year Ended September 30,
	2018	2017	2016
Operating Activities
Net income attributable to Power Solutions	$592	$759	$652
Income attributable to noncontrolling interests	47	42	23
Net income	639	801	675
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	251	232	233
Pension and postretirement benefit expense (income)	14	(35)	54
Pension and postretirement contributions	(1)	(5)	(27)
Equity in earnings of partially-owned affiliates, net of dividends received	(38)	(56)	(23)
Deferred income taxes	(18)	(20)	(282)
Non-cash restructuring and impairment charges	6	7	64
Share-based compensation	9	12	12
Other	(19)	(2)	3
Changes in assets and liabilities:
Accounts receivable	(38)	(174)	(182)
Inventories	(2)	(323)	(150)
Other assets	206	(188)	(4)
Restructuring reserves	(6)	6	(14)
Accounts payable and accrued liabilities	(399)	508	93
Accrued income taxes	141	(23)	23
Net cash provided by operating activities	745	740	475

Investing Activities
Capital expenditures	(372)	(481)	(357)
Sale of property, plant and equipment	—	4	2
Changes in long-term investments	13	(15)	—
Net cash used by investing activities	(359)	(492)	(355)

Financing Activities
Increase (decrease) in short-term debt - net	11	(1)	5
Increase in long-term debt	—	8	—
Repayment of long-term debt	(25)	(22)	(21)
Change in noncontrolling interest share	15	16	—
Dividends paid to noncontrolling interests	(3)	(31)	(4)
Net transfers to parent	(387)	(210)	(92)
Net cash used by financing activities	(389)	(240)	(112)
Effect of exchange rate changes on cash and cash equivalents	(2)	(1)	3
Net increase in cash and cash equivalents	(5)	7	11
Cash and cash equivalents at beginning of period	20	13	2
Cash and cash equivalents at end of period	$15	$20	$13

The accompanying notes are an integral part of the combined financial statements.

Power Solutions Business of Johnson Controls International plc

Combined Statements of Invested Equity

(in millions)

	Parent Company Investment	Accumulated Other Comprehensive Loss	Invested Equity Attributable to Power Solutions	Noncontrolling Interest	Total Invested Equity
Balance as of September 30, 2015	$4,938	$(244)	$4,694	$—	$4,694
Comprehensive income (loss):
Net income	652	—	652	—	652
Other comprehensive loss, net of tax	—	(17)	(17)	—	(17)
Comprehensive income (loss)	652	(17)	635	—	635
Change in parent company investment	(80)	—	(80)	—	(80)
Balance as of September 30, 2016	5,510	(261)	5,249	—	5,249
Comprehensive income:
Net income	759	—	759	—	759
Other comprehensive income, net of tax	—	23	23	—	23
Comprehensive income	759	23	782	—	782
Change in noncontrolling interest share	—	—	—	16	16
Change in parent company investment	(198)	—	(198)	—	(198)
Balance as of September 30, 2017	6,071	(238)	5,833	16	5,849
Comprehensive income (loss):
Net income	592	—	592	12	604
Other comprehensive income (loss), net of tax	—	(170)	(170)	1	(169)
Comprehensive income (loss)	592	(170)	422	13	435
Change in noncontrolling interest share	—	—	—	15	15
Reclassification from redeemable noncontrolling interest	—	—	—	231	231
Change in parent company investment	(378)	—	(378)	—	(378)
Balance as of September 30, 2018	$6,285	$(408)	$5,877	$275	$6,152

   The accompanying notes are an integral part of the combined financial statements.

Power Solutions Business of Johnson Controls International plc

Notes to Combined Financial Statements

1.     Basis of Presentation and Summary of Significant Accounting Policies

On March 12, 2018, Johnson Controls International plc (“JCI” or the “Parent Company”) announced it is exploring strategic alternatives for its Power Solutions business (the “Company” or “Power Solutions”). On November 13, 2018, JCI entered into a Stock and Asset Purchase Agreement (“Purchase Agreement”) with BCP Acquisitions LLC (“Purchaser”). The Purchaser is a newly-formed entity controlled by investment funds managed by Brookfield Capital Partners LLC. Pursuant to the Purchase Agreement, on the terms and subject to the conditions therein, JCI has agreed to sell, and Purchaser has agreed to acquire, Power Solutions for a purchase price of $13.2 billion. Net cash proceeds are expected to be $11.4 billion after tax and transaction-related expenses. The transaction is expected to close by June 30, 2019, subject to customary closing conditions and required regulatory approvals.

These combined financial statements reflect the combined historical results of the operations, financial position and cash flows of Power Solutions. The Parent Company is a corporation organized under the laws of Ireland.

Basis of Presentation

These combined financial statements were prepared on a stand-alone basis derived from the consolidated financial statements and accounting records of JCI as if Power Solutions had been operating as a stand-alone company for all years presented. These combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The assets and liabilities in the combined financial statements have been reflected on a historical cost basis, as included in the consolidated statements of financial position of JCI. The combined statements of income include allocations for certain support functions that are provided on a centralized basis by the Parent Company and subsequently recorded at the business unit level, such as expenses related to employee benefits, finance, human resources, risk management, information technology, facilities, and legal, among others. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a proportional basis of combined sales, headcount or other measures of the Company or the Parent Company. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from the Parent Company, are reasonable and applied consistently for all periods presented. Nevertheless, the combined financial statements may not include all actual expenses that would have been incurred by Power Solutions and may not reflect the combined results of operations, financial position and cash flows had it been a stand-alone company during the years presented. Actual costs that would have been incurred if Power Solutions had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

Principles of Combination

The combined financial statements include certain assets and liabilities that have historically been held at the Parent Company level but are specifically identifiable or otherwise attributable to Power Solutions. All significant intercompany transactions and accounts within the Company’s combined businesses have been eliminated. All intercompany transactions between the Company and the Parent Company have been included in these combined statements of financial position as parent company investment. Expenses related to corporate allocations from the Parent Company to the Company are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. See Note 17, “Related Party Transactions and Parent Company Investment,” of the notes to combined financial statements for further details.

The results of companies acquired or disposed of during the year are included in the combined financial statements from the effective date of acquisition or up to the date of disposal. During fiscal 2018, 2017 and 2016 the Company had no significant acquisitions or divestitures. Investments in partially-owned affiliates are accounted for by the equity method when the Company’s interest exceeds 20% and the Company does not have a controlling interest.

Under certain criteria as provided for in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation,” the Company may consolidate a partially-owned affiliate. To determine whether to consolidate a partially-owned affiliate, the Company first determines if the entity is a variable interest entity (“VIE”). An entity is considered to be a VIE if it has one of the following characteristics: 1) the entity is thinly capitalized; 2) residual equity holders do not control the entity; 3) equity holders are shielded from economic losses or do not participate fully in the entity’s residual economics; or 4) the entity was established with non-substantive voting rights. If the entity meets one of these characteristics, the Company then determines if it is the primary beneficiary of the VIE. The party with the power to direct activities of the VIE that most significantly impact the VIE’s economic performance and the potential to absorb benefits or losses that could be significant to the VIE is considered the primary beneficiary and consolidates the VIE. If the entity is not considered a VIE, then the Company applies the voting interest model to determine whether or not the Company shall consolidate the partially-owned affiliate.

Consolidated VIEs

Based upon the criteria set forth in ASC 810, the Company has determined that it was not the primary beneficiary in any VIEs for the reporting period ended September 30, 2018 and that it was the primary beneficiary in one VIE for the reporting period ended September 30, 2017, as the Company absorbed significant economics of the entity and had the power to direct the activities that are considered most significant to the entity.

In fiscal 2012, a pre-existing VIE accounted for under the equity method was reorganized into three separate investments as a result of the counterparty exercising its option to put its interest to the Company. The Company acquired additional interests in two of the reorganized group entities. The reorganized group entities are considered to be VIEs as the other owner party has been provided decision making rights but does not have equity at risk. The Company was considered the primary beneficiary of one of the entities due to the Company’s power pertaining to decisions over significant activities of the entity. As such, this VIE was consolidated within the Company’s combined statements of financial position as of September 30, 2017. During the fiscal year ended September 30, 2018, certain joint venture agreements were amended and, as a result, the Company can no longer make key operating decisions considered to be most significant to the VIE. As such, the Company is no longer considered the primary beneficiary of this entity, and the Company deconsolidated the entity during the fiscal year ended September 30, 2018. The impact of the entity on the Company’s combined statements of income for the years ended September 30, 2018, 2017 and 2016 was not material.

The carrying amounts and classification of assets (none of which are restricted) and liabilities included in the Company’s combined statements of financial position for the consolidated VIE is as follows (in millions):

September 30,
2017
Current assets	$2
Noncurrent assets	53
Total assets	$55

Current liabilities	$6
Noncurrent liabilities	42
Total liabilities	$48

The Company did not have a significant variable interest in any other consolidated VIEs for the presented reporting periods.

Nonconsolidated VIEs

As mentioned previously within the “Consolidated VIEs” section above, in fiscal 2012, a pre-existing VIE was reorganized into three separate investments as a result of the counterparty exercising its option to put its interest to the Company. The reorganized group entities are considered to be VIEs as the other owner party has been provided decision making rights but does not have equity at risk. The VIEs are named as co-obligors under a third party debt agreement in the amount of $155 million, maturing in fiscal 2020, under which a VIE could become subject to paying more than its allocated share of the third party debt in the event of bankruptcy of one or more of the other co-obligors. The other co-obligors, all related parties in which the Company is an equity investor, consist of the remaining group entities involved in the reorganization. As part of the overall reorganization transaction, the Company has also provided financial support to the group entities in the form of loans totaling $38 million, which are subordinate to the third party debt agreement. The Company is a significant customer of certain co-obligors, resulting in a remote possibility of loss. Additionally, the Company is subject to a floor guaranty expiring in fiscal 2022; in the event that the other owner party no longer owns any part of the group entities due to sale or transfer, the Company has guaranteed that the proceeds received from the sale or transfer will not be less than $25 million. The Company has partnered with the group entities to design and manufacture battery components. The Company is not considered to be the primary beneficiary of three of the entities as of September 30, 2018 and two of the entities as of September 30, 2017, as the Company cannot make key operating decisions considered to be most significant to the VIEs. Therefore, the entities are accounted for under the equity method of accounting as the Company’s interest exceeds 20% and the Company does not have a controlling interest. The Company’s maximum exposure to loss includes the partially-owned affiliate investment balance of $43 million and $65 million at September 30, 2018 and 2017, respectively, as well as the subordinated loan from the Company, third party debt agreement and floor guaranty mentioned above. Current liabilities due to the VIEs are not material and represent normal course of business trade payables for all presented periods.

The Company did not have a significant variable interest in any other nonconsolidated VIEs for the presented reporting periods.

Description of Business

The Company is a leading global supplier of lead-acid automotive batteries for virtually every type of passenger car, light truck and utility vehicle. The Company serves both automotive original equipment manufacturers and the general vehicle battery aftermarket. The Company also supplies advanced battery technologies to power start-stop, hybrid and electric vehicles.

Use of Estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values. See Note 8, “Fair Value Measurements,” of the notes to combined financial statements for fair value of financial instruments, including derivative instruments, hedging activities and long-term debt.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents in the combined statement of financial position represent cash legally owned by the Company, and negative cash balances are reclassified to short term debt. Cash is managed by legal entity with cash pooling agreements in place for participating businesses within each cash pool master. Transfers of cash to and from the Parent Company’s cash management system are reflected as a component of parent company investment in the combined statements of financial position. Accordingly, the cash and cash equivalents held by the Parent Company were not attributed to the Company for any of the years presented, as legal ownership remained with the Parent Company.

Receivables

Receivables consist of amounts billed and currently due from customers and revenues that have been recognized for accounting purposes but not yet billed to customers. The Company extends credit to customers in the normal course of business and maintains an allowance for doubtful accounts resulting from the inability or unwillingness of customers to make required payments. The allowance for doubtful accounts is based on historical experience, existing economic conditions and any specific customer collection issues the Company has identified. The Company enters into supply chain financing programs to sell certain accounts receivable without recourse to third-party financial institutions. Sales of accounts receivable are reflected as a reduction of accounts receivable on the combined statements of financial position and the proceeds are included in cash flows from operating activities in the combined statements of cash flows. Supply chain financing fees are included within net financing charges in the combined statements of income. Refer to Note 6, “Debt,” of the notes to combined financial statements for further details.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out (“FIFO”) method. Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives generally range from 3 to 40 years for buildings and improvements, and from 3 to 15 years for machinery and equipment.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. The Company reviews goodwill for impairment during the fourth fiscal quarter or more frequently if events or changes in circumstances indicate the asset might be impaired. The Company performs impairment reviews for its reporting unit using a fair value method based on management’s judgments and assumptions or third party valuations. The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. In estimating the fair value, the Company uses multiples of earnings based on the average of published multiples of earnings of comparable entities with similar operations and economic characteristics and applies to the Company’s average of historical and future financial results. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill. The Company is subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value. Refer to Note 4, “Goodwill and Other Intangible Assets,” of the notes to combined financial statements for information regarding the goodwill impairment testing performed in the fourth quarters of fiscal years 2018, 2017 and 2016.

Indefinite-lived intangible assets are subject to at least annual impairment testing. Indefinite-lived intangible assets primarily consist of trademarks and tradenames and are tested for impairment using a relief-from-royalty method. A significant amount of management judgment and assumptions are required in performing the impairment tests.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property, plant and equipment and other intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analyses in accordance with ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets.” ASC 360-10-15 requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value based on discounted cash flow analysis or appraisals.  Refer to Note 13, “Significant Restructuring and Impairment Costs,” of the notes to combined financial statements for information regarding the impairment testing performed in fiscal 2018, 2017 and 2016.

Revenue Recognition

The Company recognizes revenue when all of the following conditions are met: persuasive evidence of an agreement exists, delivery has occurred, the Company’s price to the buyer is fixed and determinable, and collectability is reasonably assured. Sales and related cost of sales are principally recognized at the time title passes to the customer. Provisions for estimated returns and allowances and customer rebates are recorded when the related products are sold. Rebates are recorded as a reduction of net sales and an increase in other current liabilities.

Research and Development Costs

Expenditures for research activities relating to product development and improvement are charged against income as incurred and included within selling, general and administrative expenses in the combined statement of income. Such expenditures for fiscal 2018, 2017 and 2016 were $57 million, $53 million and $56 million, respectively.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. Substantially all of the Company’s international operations use the respective local currency as the functional currency, with the exception of Mexico which is U.S. dollar functional. Assets and liabilities of international entities have been translated at period-end exchange rates, and income and expenses have been translated using average exchange rates for the period. Monetary assets and liabilities denominated in non-functional currencies are adjusted to reflect period-end exchange rates. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. The aggregate transaction losses (gains), net of the impact of foreign currency hedges, included in net income for fiscal 2018, 2017 and 2016 were $5 million, $(34) million and $(30) million, respectively.

Derivative Financial Instruments

The Parent Company has written policies and procedures that place all financial instruments under the direction of the Parent Company and restrict all derivative transactions to those intended for hedging purposes. The use of financial instruments for speculative purposes is strictly prohibited. The Parent Company has historically used financial instruments to manage the Company’s market risk from changes in foreign exchange rates and commodity prices.

The fair values of all derivatives are recorded in the combined statements of financial position. The change in a derivative’s fair value is recorded each period in current earnings or accumulated other comprehensive income (“AOCI”), depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction. See Note 7, “Derivative Instruments and Hedging Activities,” of the notes to combined financial statements for disclosure of the Company’s derivative instruments and hedging activities.

Investments

The Company invests in equity securities which are classified as available for sale and are marked to market at the end of each accounting period. Unrealized gains and losses on these securities are recognized in AOCI within the combined statement of invested equity unless an unrealized loss is deemed to be other than temporary, in which case such loss is charged to earnings. Refer to Note 8, “Fair Value Measurements,” of the notes to combined financial statements for further details.

Short-Term and Long-Term Debt

From a historical perspective, the majority of short-term and long-term third-party debt has been held by the Parent Company and has not been recorded for each respective business in the Parent Company’s operating structure. For purposes of the combined financial statements, no short-term or long-term debt recorded by the Parent Company has been pushed-down to the Company in the combined financial statements, because the Company will not assume the debt of the Parent Company (either presently or in an anticipated transaction in the future).

The Parent Company provided intercompany loans to its legal entities to fund working capital or, in limited cases, acquisitions. These loans have been reflected within parent company investment in the combined statements of financial position. Net interest expense related to these loans pertains to certain foreign operations and has been reflected within parent company investment in the combined financial statements. Net interest expense on these loans was not significant for the years ended September 30, 2018, 2017 and 2016.

The short-term and long-term debt recorded in the combined financial statements is related directly to an arrangement between the Company and a third-party, and was not related to an intercompany arrangement between the Company and the Parent Company. Refer to Note 6, “Debt,” of the notes to combined financial statements for further information on short-term and long-term debt.

Stock-Based Compensation

Power Solutions employees have historically participated in JCI’s stock-based compensation plans. Stock-based compensation expense has been allocated to Power Solutions based on the awards and terms previously granted to Power Solutions employees.  Refer to Note 9, “Stock-Based Compensation,” for additional information.

Pension and Postretirement Benefits

The defined benefit plans in which the Company participates relate primarily to U.S. plans sponsored by the Parent Company and for which other wholly-owned subsidiaries (other than Power Solutions) of the Parent Company participate (the “Shared Plans”). Under the guidance in ASC 715, “Compensation—Retirement Benefits,” the Company accounts for the Shared Plans as multiemployer plans, recording contributions to the pension plans as an allocation of net periodic benefit costs associated with the Company’s employees. Expenses related to the employees’ participation in the Shared Plans were calculated using a proportional allocation based on headcount and payroll expense for the Company’s employees. The pension expense allocation related to the Shared Plans under the multiemployer approach contains all components of the periodic benefit cost, including interest and service costs and was recorded primarily as a component of selling, general and administrative expenses in the combined financial statements.

Various defined benefit plans that relate solely to the Company are included in these combined financial statements. The Company utilizes a mark-to-market approach for recognizing pension and postretirement benefit expenses, including measuring the market related value of plan assets at fair value and recognizing actuarial gains and losses in the fourth quarter of each fiscal year or at the date of a remeasurement event. Refer to Note 12, “Retirement Plans,” of the notes to combined financial statements for disclosure of the Company’s pension and postretirement benefit plans.

Loss Contingencies

Accruals are recorded for various contingencies including legal proceedings, environmental matters, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates.

The Company is subject to laws and regulations relating to protecting the environment. The Company provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. Refer to Note 16, “Commitments and Contingencies,” of the notes to combined financial statements.

The Company recorded liabilities for its workers’ compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the combined financial statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax basis of particular assets and liabilities and operating loss carryforwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, including consideration of tax planning strategies, it is more-likely-than-not that some or all of the deferred tax assets will not be realized. Refer to Note 14, “Income Taxes,” of the notes to combined financial statements for the Company’s income tax disclosures.

Parent Company Investment

Parent company investment includes capital contributions and/or dividends as well as the results of operations and other comprehensive income (loss). Refer to Note 17, “Related Party Transactions and Parent Company Investment,” of the notes to combined financial statements.

Date of Management’s Review

Management has evaluated subsequent events through December 14, 2018, the date the financial statements were issued.

Retrospective Changes

Certain amounts as of September 30, 2017 and 2016 have been revised to conform to the current year’s presentation.

New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In March 2018, the FASB issued ASU No. 2018-05, “Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118” to add various SEC paragraphs pursuant to the issuance of SEC Staff Accounting Bulletin No. 118 (“SAB 118”) to ASC 740 “Income Taxes.” SAB 118 was issued by the SEC in December 2017 to provide immediate guidance for accounting implications of U.S. tax reform under the “Tax Cuts and Jobs Act” in the period of enactment. SAB 118 provides for a provisional one year measurement period for entities to finalize their accounting for certain income tax effects related to the “Tax Cuts and Jobs Act.” The Company applied this guidance to its combined financial statements and related disclosures beginning in the quarter ended December 31, 2017. Refer to Note 14, “Income Taxes,” of the notes to combined financial statements for further information.

In August 2017, the FASB issued ASU No. 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.” The ASU more closely aligns the results of hedge accounting with risk management activities through amendments to the designation and measurement guidance to better reflect a company’s hedging strategy and effectiveness. During the quarter ended December 31, 2017, the Company early adopted ASU No. 2017-12. The adoption of this guidance did not have a material impact on the Company’s combined financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” ASU No. 2016-09 impacts certain aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. During the quarter ended December 31, 2017, the Company early adopted ASU No. 2016-09. The adoption of this guidance did not have a material impact on the Company’s combined financial statements.

Recently Issued Accounting Pronouncements

In March 2017, the FASB issued ASU No. 2017-07, “Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.” The ASU requires the service cost component of net periodic benefit cost to be presented with other compensation costs. The other components of net periodic benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. The ASU also allows only the service cost component of net periodic benefit cost to be eligible for capitalization. The guidance will be effective for the Company for the fiscal year ending September 30, 2020. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. The Company expects to early adopt ASU No. 2017-07 as of the quarter ended December 31, 2018. The guidance will be effective retrospectively except for the capitalization of the service cost component which should be applied prospectively. The adoption of this guidance is not expected to have a significant impact on the Company’s combined financial statements as the Company does not present a subtotal of income from operations within its combined statements of income.

In October 2016, the FASB issued ASU No. 2016-16, “Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory.” The ASU requires the tax effects of all intra-entity sales of assets other than inventory to be recognized in the period in which the transaction occurs. The guidance will be effective for the Company for the fiscal year ending September 30, 2020, with early adoption permitted but only in the first interim period of a fiscal year. The Company expects to early adopt ASU No. 2016-16 as of October 1, 2018. The changes are required to be applied by means of a cumulative-effect adjustment recorded in parent company investment as of the beginning of the fiscal year of adoption. The Company expects that the cumulative effect of the adoption of ASU No. 2016-16 will result in a reduction to parent company investment of approximately $275 million.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” ASU No. 2016-15 provides clarification guidance on eight specific cash flow presentation issues in order to reduce the diversity in practice. ASU No. 2016-15 will be effective for the Company for the fiscal year ending September 30, 2020, with early adoption permitted. The Company expects to early adopt ASU No. 2016-15 as of the quarter ended December 31, 2018. The guidance should be applied retrospectively to all periods presented, unless deemed impracticable, in which case prospective application is permitted. The Company is currently assessing the impact adoption of this guidance will have on its combined financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” ASU No. 2016-02 requires recognition of operating leases as lease assets and liabilities on the balance sheet, and disclosure of key information about leasing arrangements. The original standard was effective retrospectively for the Company for fiscal year ending September 30, 2021 with early adoption permitted; however in July 2018 the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements,” which provides an additional transition method that permits changes to be applied by means of a cumulative-effect adjustment recorded in parent company investment as of the beginning of the fiscal year of adoption. The Company expects to early adopt ASU No. 2016-02 and ASU No. 2018-11 as of the quarter ended December 31, 2019. The Company is currently assessing the impact adoption of this guidance will have on its combined financial statements. The Company has started the assessment process by evaluating the population of leases under the revised definition of what qualifies as a leased asset. The Company is the lessee under various agreements for facilities and equipment that are currently accounted for as operating leases. The new guidance will require the Company to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. Additionally in January 2018, the FASB issued ASU No. 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842,” which provides an optional transition practical expedient for existing or expired land easements that were not previously recorded as leases. The Company expects the new guidance will have a material impact on its combined statements of financial position for the addition of right-of-use assets and lease liabilities, but the Company does not expect it to have a material impact on its combined statements of income and its combined statements of cash flows.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU No. 2016-01 amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments, including marketable securities. ASU No. 2016-01 will be effective for the Company for fiscal year ending September 30, 2020, with early adoption permitted but not before the quarter ending December 31, 2018. The Company expects to apply this guidance to its combined financial statements and related disclosures beginning in the quarter ended December 31, 2018.The changes are required to be applied by means of a cumulative-effect adjustment on the balance sheet as of the beginning of the fiscal year of adoption. Additionally in February 2018, the FASB issued ASU No. 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides additional clarification on certain topics addressed in ASU No. 2016-01. ASU No. 2018-01 will be effective for the Company when ASU No. 2016-01 is adopted. The impact of this guidance for the Company will depend on the magnitude of the unrealized gains and losses on the Company’s marketable securities investments. The impact to parent company investment as a result of the adoption of this guidance is not expected to be material.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU No. 2014-09 clarifies the principles for recognizing revenue when an entity either enters into a contract with customers to transfer goods or services or enters into a contract for the transfer of non-financial assets. The original standard was effective retrospectively for the Company for the fiscal year ending September 30, 2019; however in August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which defers the effective date of ASU No. 2014-09 by one year for all entities. The new standard will become effective retrospectively for the Company for the fiscal year ending September 30, 2020, with early adoption permitted, but not before the original effective date. Additionally, in March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” in April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing,” in May 2016, the FASB issued ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients,” and in December 2016, the FASB issued ASU No. 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers,” all of which provide additional clarification on certain topics addressed in ASU No. 2014-09. ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20 follow the same implementation guidelines as ASU No. 2014-09 and ASU No. 2015-14. The Company expects to early adopt the new revenue guidance as of October 1, 2018 using the modified retrospective approach. The Company has completed its evaluation of the new revenue recognition standard and has assessed the impact on its combined financial statements. Based on the Company’s evaluation of current contracts and revenue streams, revenue recognition will be impacted as certain customers return battery cores which will be included in the transaction price as non-cash consideration under the new revenue standard.  This change is expected to result in an increase to the Company’s annual revenue of approximately 10% - 15% and an immaterial impact to gross profit.  The Company does not expect the new revenue standard will have a material impact on its combined statements of financial position and its combined statements of cash flows. Upon adoption of the new revenue recognition guidance, the Company expects to record $33 million to parent company investment, which relates primarily to deferred revenue recorded for certain battery core returns that represent a material right provided to customers.

Other recently issued accounting pronouncements are not expected to have a material impact on the Company’s combined financial statements.

2.              Inventories

Inventories consisted of the following (in millions):

	September 30,
	2018	2017

Raw materials and supplies	$384	$331
Work-in-process	390	391
Finished goods	631	707
Inventories	$1,405	$1,429

3.              Property, Plant and Equipment

Property, plant and equipment consisted of the following (in millions):

	September 30,
	2018	2017

Buildings and improvements	$1,283	$1,224
Machinery and equipment	3,269	3,032
Construction in progress	570	641
Land	105	105
Total property, plant and equipment	5,227	5,002
Less: accumulated depreciation	(2,463)	(2,325)
Property, plant and equipment - net	$2,764	$2,677

Accumulated depreciation related to capital leases at September 30, 2018 and 2017 was $14 million and $10 million, respectively.

4.              Goodwill and Other Intangible Assets

At September 30, 2018 and 2017, the carrying amount of goodwill was $1,092 million and $1,097 million, respectively. The changes in the carrying amount of goodwill for fiscal 2018 and 2017 was the result of currency translation. There were no goodwill impairments resulting from fiscal 2018 and 2017 annual impairment tests. At September 30, 2018, there are no accumulated goodwill impairment charges. No reporting unit was determined to be at risk of failing step one of the goodwill impairment test. The Company continuously monitors for events and circumstances that could negatively impact the key assumptions in determining fair value, including long-term revenue growth projections, profitability, discount rates, recent market valuations from transactions by comparable companies, and general industry, market and macro-economic conditions. It is possible that future changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing the fair value of the reporting unit, would require the Company to record a non-cash impairment charge.

The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations. The primary assumptions used in the impairment tests were the business growth rates. Although the Company’s forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future growth rates of a reporting unit.

The Company’s other intangible assets, primarily from business acquisitions valued based on independent appraisals, consisted of (in millions):

	September 30, 2018			September 30, 2017
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets
Technology	$17	$(15)	$2	$17	$(14)	$3
Customer relationships	137	(65)	72	137	(59)	78
Miscellaneous	38	(14)	24	40	(14)	26
Total amortized intangible assets	192	(94)	98	194	(87)	107
Unamortized intangible assets	63	—	63	63	—	63
Total other intangible assets	$255	$(94)	$161	$257	$(87)	$170

Amortization of other intangible assets for fiscal years ended September 30, 2018 and 2017 was $8 million. Excluding the impact of any future acquisitions, the Company anticipates amortization for fiscal 2019, 2020, 2021, 2022 and 2023 will be approximately $8 million, $8 million, $7 million, $7 million and $6 million per year, respectively.

5.    Leases

Certain administrative and production facilities and equipment are leased under long-term agreements. Most leases contain renewal options for varying periods, and certain leases include options to purchase the leased property during or at the end of the lease term. Leases generally require the Company to pay for insurance, taxes and maintenance of the property. Leased capital assets included in net property, plant and equipment were $32 million and $14 million at September 30, 2018 and 2017, respectively.

Other facilities and equipment are leased under arrangements that are accounted for as operating leases. Total rental expense for fiscal 2018, 2017 and 2016 was $48 million, $60 million and $64 million, respectively.

Future minimum capital and operating lease payments and the related present value of capital lease payments at September 30, 2018 were as follows (in millions):

	Capital Leases	Operating Leases
2019	$5	$21
2020	6	14
2021	6	8
2022	15	5
2023	2	4
After 2023	7	3
Total minimum lease payments	41	$55
Interest	(7)
Present value of net minimum lease payments	$34

6.    Debt

Short-term debt consisted of the following (in millions):

	September 30,
	2018	2017
Bank borrowings	$9	$3
Weighted average interest rate on short-term debt outstanding	3.9%	2.5%

Long-term debt consisted of the following (in millions):

	September 30,
	2018	2017
Capital lease obligations	$34	$16
Euro note - 7%	21	43
Floating rate note	—	45
Other	1	—
Gross long-term debt	56	104
Less: current portion	25	25
Net long-term debt	$31	$79

The installments of long-term debt maturing in subsequent fiscal years are: 2019 - $25 million; 2020 - $4 million; 2021 - $5 million; 2022 - $14 million; 2023 - $2 million; 2024 and thereafter - $6 million. The floating rate note was recorded by a consolidated VIE, as disclosed in Note 1, “Basis of Presentation and Summary of Significant Accounting Policies,” this VIE was deconsolidated by the Company during the quarter ended December 31, 2017.

Total interest paid on both short and long-term debt for the fiscal years ended September 30, 2018, 2017 and 2016 was $14 million,$15 million and $11 million, respectively.

Net Financing Charges

The Company’s net financing charges line item in the combined statement of income for the years ended September 30, 2018, 2017 and 2016 contained the following components (in millions):

	Year Ended September 30,
	2018	2017	2016
Interest expense	$14	$15	$11
Supply chain financing fees	27	17	9
Banking fees	1	1	1
Interest income	(3)	(3)	(5)
Net foreign exchange results for financing activities	1	—	(3)
Net financing charges	$40	$30	$13

7.    Derivative Instruments and Hedging Activities

The Parent Company selectively uses derivative instruments to reduce the Company’s market risk associated with changes in foreign currency and commodities. Under the Parent Company’s policy, the use of derivatives is restricted to those intended for hedging purposes; the use of any derivative instrument for speculative purposes is strictly prohibited. A description of each type of derivative utilized by the Parent Company to manage the Company’s risk is included in the following paragraphs.

Cash Flow Hedges

The Company has global operations and participates in the foreign exchange markets to minimize its risk of loss from fluctuations in foreign currency exchange rates. The Parent Company selectively hedges the Company’s anticipated transactions that are subject to foreign exchange rate risk primarily using foreign currency exchange hedge contracts. The Parent Company hedges 70% to 90% of the nominal amount of each of the Company’s known foreign exchange transactional exposures. As cash flow hedges under ASC 815, “Derivatives and Hedging,” the hedge gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in currency exchange rates at September 30, 2018 and 2017.

The Parent Company selectively hedges anticipated transactions that are subject to commodity price risk, primarily using commodity hedge contracts, to minimize overall price risk associated with the Company’s purchases of lead, tin and polypropylene in cases where commodity price risk cannot be naturally offset or hedged through supply base fixed price contracts. Commodity risks are systematically managed pursuant to policy guidelines. As cash flow hedges, the hedge gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions, typically sales, occur and affect earnings. The maturities of the commodity hedge contracts coincide with the expected purchase of the commodities. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in commodity prices at September 30, 2018 and 2017.

The Company had the following outstanding contracts to hedge forecasted commodity purchases (in metric tons):

	Volume Outstanding as of
Commodity	September 30, 2018	September 30, 2017
Polypropylene	15,868	19,563
Lead	49,066	24,705
Tin	3,076	1,715

Derivatives Not Designated as Hedging Instruments

The Company also holds certain foreign currency forward contracts which do not qualify for hedge accounting treatment. The change in fair value of foreign currency exchange derivatives not designated as hedging instruments under ASC 815 are recorded in the combined statements of income.

Fair Value of Derivative Instruments

The following table presents the location and fair values of derivative instruments and hedging activities included in the Company’s combined statements of financial position (in millions):

	Derivatives and Hedging Activities Designated as Hedging Instruments under ASC 815		Derivatives and Hedging Activities Not Designated as Hedging Instruments under ASC 815
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
Other current assets
Foreign currency exchange derivatives	$2	$5	$30	$31
Commodity derivatives	1	8	—	—
Total assets	$3	$13	$30	$31

Other current liabilities
Foreign currency exchange derivatives	$—	$5	$8	$18
Commodity derivatives	12	1	—	—
Total liabilities	$12	$6	$8	$18

Counterparty Credit Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk.  The Parent Company has established policies and procedures to limit the potential for counterparty credit risk, including establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. As a matter of practice, the Parent Company deals with major banks worldwide having strong investment grade long-term credit ratings. To further reduce the risk of loss, the Parent Company generally enters into International Swaps and Derivatives Association master netting agreements with substantially all of its counterparties. The Parent Company’s derivative contracts do not contain any credit risk related contingent features and do not require collateral or other security to be furnished by the Parent Company or the counterparties. The Parent Company’s exposure to credit risk associated with its derivative instruments is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. The Parent Company does not anticipate any non-performance by any of its counterparties, and the concentration of risk with financial institutions does not present significant credit risk to the Parent Company or the Company.

Derivatives Impact on the Statements of Income and Statements of Comprehensive Income

The following table presents the pre-tax gains (losses) recorded in other comprehensive income (loss) related to cash flow hedges for the fiscal years ended September 30, 2018, 2017 and 2016 (in millions):

	Year Ended September 30,
Derivatives in ASC 815 Cash Flow	September 30,	September 30,	September 30,
Hedging Relationships	2018	2017	2016
Foreign currency exchange derivatives	$5	$(2)	$32
Commodity derivatives	(15)	8	5
Total	$(10)	$6	$37

The following tables present the location and amount of the pre-tax gains (losses) on cash flow hedges reclassified from AOCI into the Company’s combined statements of income for the fiscal years ended September 30, 2018, 2017 and 2016 (in millions):

	Location of Gain (Loss)
Derivatives in ASC 815 Cash Flow	Recognized in Income on	Year Ended September 30,
Hedging Relationships	Derivative	2018	2017	2016
Foreign currency exchange derivatives	Cost of sales	$2	$26	$25
Commodity derivatives	Cost of sales	7	4	(2)
Total		$9	$30	$23

The following table presents the location and amount of pre-tax gains (losses) on derivatives not designated as hedging instruments recognized in the Company’s combined statements of income for the fiscal years ended September 30, 2018, 2017 and 2016 (in millions):

	Location of Gain (Loss)
Derivatives Not Designated as Hedging	Recognized in Income on	Year Ended September 30,
Instruments under ASC 815	Derivative	2018	2017	2016
Foreign currency exchange derivatives	Cost of sales	$1	$—	$6
Foreign currency exchange derivatives	Net financing charges	(9)	(4)	5
Foreign currency exchange derivatives	Income tax provision	1	(2)	—
Total		$(7)	$(6)	$11

8. Fair Value Measurements

ASC 820, “Fair Value Measurement,” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Recurring Fair Value Measurements

The following tables present the Company’s fair value hierarchy for those assets and liabilities measured at fair value as of September 30, 2018 (in millions):

	Fair Value Measurements Using:
	Total as of September 30, 2018	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency exchange derivatives	$32	$—	$32	$—
Commodity derivatives	1	—	1	—
Other noncurrent assets
Investments in marketable common stock	2	2	—	—
Total assets	$35	$2	$33	$—
Other current liabilities
Foreign currency exchange derivatives	$8	$—	$8	$—
Commodity derivatives	12	—	12	—
Total liabilities	$20	$—	$20	$—

The following tables present the Company’s fair value hierarchy for those assets and liabilities measured at fair value as of September 30, 2017 (in millions):

	Fair Value Measurements Using:
	Total as of September 30, 2017	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency exchange derivatives	$36	$—	$36	$—
Commodity derivatives	8	—	8	—
Other noncurrent assets
Investments in marketable common stock	6	6	—	—
Total assets	$50	$6	$44	$—
Other current liabilities
Foreign currency exchange derivatives	$23	$—	$23	$—
Commodity derivatives	1	—	1	—
Total liabilities	$24	$—	$24	$—

Valuation Methods

Foreign currency exchange derivatives: The foreign currency exchange derivatives are valued under a market approach using publicized spot and forward prices.

Commodity derivatives: The commodity derivatives are valued under a market approach using publicized prices, where available, or dealer quotes.

Investments in marketable common stock:  Investments in marketable common stock are valued using a market approach based on the quoted market prices. The Company recorded unrealized losses of $8 million and $4 million on these investments as of September 30, 2018 and 2017, respectively, within AOCI in the combined statements of financial position.

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values. The fair value of long-term debt was $57 million and $110 million at September 30, 2018 and 2017, respectively, which was determined using a discounted cash flow approach based on observable market inputs for similar instruments classified as Level 2 inputs within the ASC 820 fair value hierarchy.

9.    Stock-Based Compensation

The Parent Company provides stock-based compensation to certain of the Company’s employees under various plans as described below.

On September 2, 2016, the shareholders of the Parent Company approved the Johnson Controls International plc 2012 Share and Incentive Plan (the “Plan”). The types of awards authorized by the Plan comprise of stock options, stock appreciation rights, performance shares, performance units and other stock-based awards. The Compensation Committee of the Parent Company’s Board of Directors will determine the types of awards to be granted to individual participants and the terms and conditions of the awards. The Plan provides that 76 million shares of the Parent Company’s common stock are reserved for issuance under the 2012 Plan, and 45 million shares remain available for issuance at September 30, 2018.

On September 2, 2016, Johnson Controls, Inc. (“JCI Inc.”) and Tyco International plc (“Tyco”) completed their combination pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 24, 2016, as amended by Amendment No. 1, dated as of July 1, 2016, by and among JCI Inc., Tyco and certain other parties named therein, including Jagara Merger Sub LLC, an indirect wholly owned subsidiary of Tyco (“Merger Sub”). Pursuant to the terms of the Merger Agreement, on September 2, 2016, Merger Sub merged with and into JCI Inc., with JCI Inc. being the surviving corporation in the merger and a wholly owned, indirect subsidiary of Tyco (the “Merger”). Following the Merger, Tyco changed its name to “Johnson Controls International plc.” Pursuant to the Merger Agreement, outstanding stock options held by JCI Inc. employees on September 2, 2016 (the “Merger Date”) were converted one-for-one into options to acquire the Parent Company’s shares in a manner designed to preserve the intrinsic value of such awards. In addition, pursuant to the Merger Agreement, nonvested restricted stock held by JCI Inc. employees on the Merger Date was converted one-for-one into nonvested restricted stock of the Parent Company in a manner designed to preserve the intrinsic value of such awards. Outstanding performance share awards held by JCI Inc. employees on the Merger Date were converted to nonvested restricted stock of the Parent Company based on certain performance factors. Except for the conversion of stock options, nonvested restricted stock and performance share awards discussed herein, the material terms of the awards remained unchanged, and no incremental fair value resulted from the conversion. References to the Parent Company’s stock herein refer to stock of JCI Inc. prior to the Merger Date and to stock of the Parent Company subsequent to the Merger Date.

On October 31, 2016, the Parent Company completed the spin-off of its Automotive Experience business by way of the transfer of the Automotive Experience Business from the Parent Company to Adient plc and the issuance of ordinary shares of Adient directly to holders of Parent Company ordinary shares on a pro rata basis. Prior to the open of business on October 31, 2016, each of the Company’s shareholders received one ordinary share of Adient plc for every ten ordinary shares of Parent Company held as of the close of business on October 19, 2016, the record date for the distribution. In connection with the Adient spin-off, pursuant to the Employee Matters Agreement between the Parent Company and Adient, outstanding stock options and SARs held on October 31, 2016 (the “Spin Date”) by employees remaining with the Parent Company were converted into options and SARs of the Parent Company using a 1.085317-for-one share ratio, which is based on the pre-spin and post-spin closing prices of the Parent Company’s ordinary shares. The exercise prices for options and SARs were converted using the inverse ratio in a manner designed to preserve the intrinsic value of such awards. In addition, pursuant to the Employee Matters Agreement, nonvested restricted stock held on the Spin Date by employees remaining with the Parent Company were converted into nonvested restricted stock of the Parent Company using the 1.085317-for-one share ratio in a manner designed to preserve the intrinsic value of such awards. There were no performance share awards outstanding as of the Spin Date. Employees remaining with the Parent Company did not receive stock-based compensation awards of Adient as a result of the spin-off. Except for the conversion of awards and related exercise prices discussed herein, the material terms of the awards remained unchanged. No incremental fair value resulted from the conversion of the awards; therefore, no additional compensation expense was recorded related to the award modification.

For fiscal year ended September 30, 2018, 2017 and 2016, share-based compensation expense was approximately $9 million, $12 million and $12 million, respectively, all of which was recorded in selling, general and administrative expenses. The total income tax benefit recognized for continuing operations in the combined statements of income for share-based compensation arrangements was approximately $2 million, $5 million and $5 million for the fiscal years ended September 30, 2018, 2017 and 2016, respectively.

Stock Options

Stock options are granted with an exercise price equal to the market price of the Parent Company’s stock at the date of grant. Stock option awards typically vest between two and three years after the grant date and expire ten years from the grant date.

The fair value of each option is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table.  The expected life of options represents the period of time that options granted are expected to be outstanding, assessed separately for executives and non-executives. The risk-free interest rate for periods during the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. For fiscal 2018, the expected volatility is based on the historical volatility of the Parent Company’s stock after the Adient spin-off blended with the historical volatility of certain peer companies’ stock prior to the Adient spin-off over the most recent period corresponding to the expected life as of the grant date. For fiscal 2017, expected volatility is based on historical volatility of certain peer companies over the most recent period corresponding to the expected life as of the grant date.  For fiscal 2016, expected volatility is based on the historical volatility of the Parent Company’s stock and other factors. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of the Parent Company’s ordinary shares as of the grant date.  The Parent Company uses historical data to estimate option exercises and employee terminations within the valuation model.

	Year Ended September 30,
	2018	2017	2016
Expected life of option (years)	6.5	4.75 & 6.5	6.4
Risk-free interest rate	2.28%	1.23% - 1.48%	1.64%
Expected volatility of the Parent Company’s stock	23.70%	24.60%	36.00%
Expected dividend yield on the Parent Company’s stock	2.78%	2.21%	2.11%

A summary of stock option activity for employees of Power Solutions at September 30, 2018, and changes for the year then ended, is presented below:

	Weighted Average Option Price	Shares Subject to Option	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Outstanding, September 30, 2017	$31.93	1,056,960
Granted	37.30	190,408
Exercised	26.00	(225,242)
Forfeited or expired	39.37	(8,120)
Outstanding, September 30, 2018	$34.21	1,014,006	4.8	$4
Exercisable, September 30, 2018	$32.67	690,438	3.1	$4

The weighted-average grant-date fair value of options granted during fiscal years ended September 30, 2018, 2017 and 2016 was $7.05, $8.28 and $13.15, respectively.

The total intrinsic value of options exercised during fiscal years ended September 30, 2018, 2017 and 2016 was approximately $3 million, $4 million, and $4 million, respectively.

At September 30, 2018, the total unrecognized compensation cost related to nonvested stock options granted was not significant.

Stock Appreciation Rights (“SARs”)

SARs vest under the same terms and conditions as stock option awards; however, they are settled in cash for the difference between the market price on the date of exercise and the exercise price. As a result, SARs are recorded in the Company’s combined statements of financial position as a liability until the date of exercise.

The fair value of each SAR award is estimated using a similar method described for stock options. The fair value of each SAR award is recalculated at the end of each reporting period and the liability and expense are adjusted based on the new fair value.

The assumptions used to determine the fair value of the SAR awards at September 30, 2018 were as follows:

Expected life of SAR (years)	0.4 - 1.6
Risk-free interest rate	2.29% - 2.72%
Expected volatility of the Parent Company’s stock	23.70%
Expected dividend yield on the Parent Company’s stock	2.78%

A summary of SAR activity for employees of Power Solutions at September 30, 2018, and changes for the year then ended, is presented below:

	Weighted Average SAR Price	Shares Subject to SAR	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Outstanding, September 30, 2017	$26.00	91,047
Exercised	25.65	(21,116)
Forfeited or expired	26.82	(2,008)
Outstanding, September 30, 2018	$26.08	67,923	3.2	$1
Exercisable, September 30, 2018	$26.08	67,923	3.2	$1

The payments made in conjunction with the exercise of SARs granted was not significant during the fiscal years ended September 30, 2018, 2017 and 2016.

Restricted (Nonvested) Stock

The Plan provides for the award of restricted stock or restricted stock units to certain employees. These awards are share settled.  Restricted awards typically vest over a period of three years from the grant date. The Plan allows for different vesting terms on specific grants with approval by the Board of Directors.  The value of restricted awards is based on the closing market value of the Parent Company’s ordinary shares on the date of grant.

A summary of the status of the Parent Company’s nonvested restricted stock awards for employees of Power Solutions at September 30, 2018, and changes for the year then ended, is presented below:

	Weighted Average Price	Shares/Units Subject to Restriction
Nonvested, September 30, 2017	$42.57	605,034
Granted	37.36	245,743
Vested	40.57	(277,529)
Forfeited	42.53	(24,458)
Nonvested, September 30, 2018	$41.25	548,790

At September 30, 2018, the Company had approximately $9 million of total unrecognized compensation cost related to nonvested restricted stock arrangements granted. That cost is expected to be recognized over a weighted-average period of 1.8 years.

Performance Share Awards

The Plan permits the grant of performance-based share unit (“PSU”) awards.  The PSUs are generally contingent on the achievement of pre-determined performance goals over a three-year performance period as well as on the award holder’s continuous employment until the vesting date.  The PSUs are also indexed to the achievement of specified levels of total shareholder return versus a peer group over the performance period.  Each PSU that is earned will be settled with shares of the Parent Company’s ordinary shares following the completion of the performance period.

The fair value of each PSU is estimated on the date of grant using a Monte Carlo simulation that uses the assumptions noted in the following table.  The risk-free interest rate for periods during the contractual life of the PSU is based on the U.S. Treasury yield curve in effect at the time of grant.  For fiscal 2018, the expected volatility is based on the historical volatility of the Company’s stock after the Adient spin-off blended with the historical volatility of certain peer companies’ stock prior to the Adient spin-off over the most recent three-year period as of the grant date. For fiscal 2017, expected volatility is based on historical volatility of certain peer companies over the most recent three-year period as of the grant date.

	Year Ended September 30,
	2018	2017
Risk-free interest rate	1.92%	1.40%
Expected volatility of the Parent Company’s stock	21.70%	21.00%

A summary of the status of the Parent Company’s nonvested PSUs for employees of Power Solutions at September 30, 2018, and changes for the year then ended, is presented below:

	Weighted Average Price	Shares/Units Subject to PSU
Nonvested, September 30, 2017	$44.98	55,628
Granted	37.36	60,917
Forfeited	42.33	(15,357)
Nonvested, September 30, 2018	$40.79	101,188

10.    Redeemable Noncontrolling Interests

The Company consolidates certain subsidiaries in which the noncontrolling interest party has within their control the right to require the Company to redeem all or a portion of its interest in the subsidiary. The redeemable noncontrolling interests are reported at their estimated redemption value. Any adjustment to the redemption value impacts parent company investment but does not impact net income. Redeemable noncontrolling interests which are redeemable only upon future events, the occurrence of which is not currently probable, are recorded at carrying value. As of September 30, 2018, the Company does not have any subsidiaries for which the noncontrolling interest party has within their control the right to require the Company to redeem any portion of its interests.

The following schedules present changes in the redeemable noncontrolling interests (in millions):

	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016
Beginning balance, September 30	$209	$200	$181
Net income	35	42	23
Foreign currency translation adjustments	(1)	11	1
Realized and unrealized losses on derivatives	(9)	(1)	(1)
Dividends	(3)	(43)	(4)
Reclassification to noncontrolling interest	(231)	—	—
Ending balance, September 30	$—	$209	$200

11.    Accumulated Other Comprehensive Income

The following schedules present changes in AOCI attributable to the Company (in millions, net of tax):

	Year Ended September 30,
	2018	2017	2016

Foreign currency translation adjustments
Balance at beginning of period	$(237)	$(280)	$(253)
Aggregate adjustment for the period (net of tax effect of $0, $1 and $(5))	(154)	43	(27)
Balance at end of period	(391)	(237)	(280)

Realized and unrealized gains (losses) on derivatives
Balance at beginning of period	5	21	11
Current period changes in fair value (net of tax effect of $(4), $2 and $11)	(6)	4	26
Reclassification to income (net of tax effect of $(3), $(10) and $(7)) *	(6)	(20)	(16)
Balance at end of period	(7)	5	21

Realized and unrealized losses on marketable securities
Balance at beginning of period	(4)	—	—
Current period changes in fair value (net of tax effect of $0)	(4)	(4)	—
Balance at end of period	(8)	(4)	—

Pension and postretirement plans
Balance at beginning of period	(2)	(2)	(2)
Other changes	—	—	—
Balance at end of period	(2)	(2)	(2)

Accumulated other comprehensive income (loss), end of period	$(408)	$(238)	$(261)

*  Refer to Note 7, “Derivative Instruments,” of the notes to combined financial statements for disclosure of the line items on the combined statement of income affected by reclassifications from AOCI into income related to derivatives.

12.    Retirement Plans

Participation in Parent Company Defined Benefit Pension Plans (Shared Plans)

Certain retired U.S. employees of Power Solutions receive defined benefit pension benefits through various Parent Company pension plans. Eligible active employees will also receive defined benefit pension benefits through various Parent Company pension plans in the United States upon retirement. These assets or liabilities are not reflected in the combined statements of financial position. Allocated income in connection with these plans amounted to $7 million, $9 million and $7 million for the fiscal years ended 2018, 2017 and 2016, respectively, and is recorded in selling, general and administrative expenses.

Pension Benefits

The Company has non-contributory defined benefit pension plans covering certain U.S. and non-U.S. employees. The benefits provided are primarily based on years of service and average compensation or a monthly retirement benefit amount. Funding for U.S. pension plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974. Funding for non-U.S. plans observes the local legal and regulatory limits.

For pension plans with accumulated benefit obligations (“ABO”) that exceed plan assets, the projected benefit obligation (“PBO”), ABO and fair value of plan assets of those plans were $484 million, $440 million and $389 million, respectively, as of September 30, 2018 and $496 million, $453 million and $411 million, respectively, as of September 30, 2017.

In fiscal 2018, total employer contributions to the defined benefit pension plans were $1 million, of which none were voluntary contributions made by the Company. The Company expects to contribute approximately $1 million in cash to its defined benefit pension plans in fiscal 2019. Projected benefit payments from the plans as of September 30, 2018 are estimated as follows (in millions):

2019	$33
2020	33
2021	33
2022	34
2023	34
2024-2028	168

Postretirement Benefits

The Company provides certain health care and life insurance benefits for eligible retirees and their dependents primarily in the U.S. Most non-U.S. employees are covered by government sponsored programs, and the cost to the Company is not significant.

Eligibility for coverage is based on meeting certain years of service and retirement age qualifications. These benefits may be subject to deductibles, co-payment provisions and other limitations, and the Company has reserved the right to modify these benefits.

The health care cost trend assumption does not have a significant effect on the amounts reported.

In fiscal 2018, total employer contributions to the postretirement plans were not significant. The Company does not expect to make any significant contributions to its postretirement plans in fiscal 2019. Projected benefit payments from the plans as of September 30, 2019 are estimated as follows (in millions):

2019	$4
2020	4
2021	4
2022	3
2023	3
2024-2028	16

In December 2003, the U.S. Congress enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Act”) for employers sponsoring postretirement care plans that provide prescription drug benefits. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans providing a benefit that is at least actuarially equivalent to Medicare Part D.1. Under the Act, the Medicare subsidy amount is received directly by the plan sponsor and not the related plan. Further, the plan sponsor is not required to use the subsidy amount to fund postretirement benefits and may use the subsidy for any valid business purpose. Projected subsidy receipts for each of the next ten years are not expected to be significant.

Plan Assets

The Parent Company’s investment policies employ an approach whereby a mix of equities, fixed income and alternative investments are used to maximize the long-term return of plan assets for a prudent level of risk. The investment portfolio primarily contains a diversified blend of equity and fixed income investments. Equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small to large capitalizations. Fixed income investments include corporate and government issues, with short-, mid- and long-term maturities, with a focus on investment grade when purchased and a target duration close to that of the plan liability. Investment and market risks are measured and monitored on an ongoing basis through regular investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The majority of the real estate component of the portfolio is invested in a diversified portfolio of high-quality, operating properties with cash yields greater than the targeted appreciation. Investments in other alternative asset classes, including hedge funds and commodities, diversify the expected investment returns relative to the equity and fixed income investments. As a result of the Parent Company’s diversification strategies, there are no significant concentrations of risk within the portfolio of investments.

The Parent Company’s actual asset allocations are in line with target allocations. The Parent Company rebalances asset allocations as appropriate, in order to stay within a range of allocation for each asset category. The expected return on plan assets is based on the Parent Company’s expectation of the long-term average rate of return of the capital markets in which the plans invest. The average market returns are adjusted, where appropriate, for active asset management returns. The expected return reflects the investment policy target asset mix and considers the historical returns earned for each asset category.

The Company’s plan assets at September 30, 2018 and 2017, by asset category, are as follows (in millions):

	Fair Value Measurements Using:
Asset Category	Total as of September 30, 2018	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

U.S. Pension

Cash and Cash Equivalents	$2	$—	$2	$—

Equity Securities
Large-Cap	49	35	14	—
Small-Cap	32	32	—	—
International - Developed	46	41	5	—
International - Emerging	11	9	2	—

Fixed Income Securities
Government	37	34	3	—
Corporate/Other	133	126	7	—
Total Investments in the Fair Value Hierarchy	310	$277	$33	$—
Investments Measured at Net Asset Value, as Practical Expedient:
Real Estate Investments Measured at Net Asset Value*	33
Total Plan Assets	$343

Non-U.S. Pension

Equity Securities
Large-Cap	$14	$—	$14	$—
International - Developed	4	—	4	—
International - Emerging	1	—	1	—

Fixed Income Securities
Corporate/Other	13	—	13	—

Hedge Fund	8	—	8	—
Total Investments in the Fair Value Hierarchy	40	$—	$40	$—
Investments Measured at Net Asset Value, as Practical Expedient:
Real Estate Investments Measured at Net Asset Value*	6
Total Plan Assets	$46

Postretirement

Cash and Cash Equivalents	$2	$2	$—	$—

Equity Securities
Large-Cap	9	—	9	—
Small-Cap	2	—	2	—
International - Developed	6	—	6	—
International - Emerging	3	—	3	—

Fixed Income Securities
Government	7	—	7	—
Corporate/Other	18	—	18	—

Commodities	5	—	5	—

Real Estate	3	—	3	—
Total Plan Assets	$55	$2	$53	$—

	Fair Value Measurements Using:
Asset Category	Total as of September 30, 2017	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

U.S. Pension

Cash and Cash Equivalents	$21	$1	$20	$—

Equity Securities
Large-Cap	72	41	31	—
Small-Cap	31	31	—	—
International - Developed	72	63	9	—
International - Emerging	5	2	3	—

Fixed Income Securities
Government	30	27	3	—
Corporate/Other	101	94	7	—
Total Investments in the Fair Value Hierarchy	332	$259	$73	$—
Investments Measured at Net Asset Value, as Practical Expedient:
Real Estate Investments Measured at Net Asset Value*	30
Total Plan Assets	$362

Non-U.S. Pension

Equity Securities
Large-Cap	$7	$—	$7	$—
International - Developed	5	—	5	—
International - Emerging	2	—	2	—

Fixed Income Securities
Government	8	—	8	—
Corporate/Other	21	—	21	—

Total Investments in the Fair Value Hierarchy	43	$—	$43	$—
Investments Measured at Net Asset Value, as Practical Expedient:
Real Estate Investments Measured at Net Asset Value*	6
Total Plan Assets	$49

Postretirement

Cash and Cash Equivalents	$1	$—	$1	$—

Equity Securities
Large-Cap	9	—	9	—
Small-Cap	3	—	3	—
International - Developed	6	—	6	—
International - Emerging	3	—	3	—

Fixed Income Securities
Government	7	—	7	—
Corporate/Other	18	—	18	—

Commodities	5	—	5	—

Real Estate	3	—	3	—
Total Plan Assets	$55	$—	$55	$—

* The fair value of certain investments in real estate do not have a readily determinable fair value and requires the fund managers to independently arrive at fair value by calculating net asset value (“NAV”) per share. In order to calculate NAV per share, the fund managers value the real estate investments using any one, or a combination of, the following methods: independent third party appraisals, discounted cash flow analysis of net cash flows projected to be generated by the investment and recent sales of comparable investments. Assumptions used to revalue the properties are updated every quarter. Due to the fact that the fund managers calculate NAV per share, the Company utilizes a practical expedient for measuring the fair value of its real-estate investments, as provided for under ASC 820, “Fair Value Measurement.” In applying the practical expedient, the Company is not required to further adjust the NAV provided by the fund manager in order to determine the fair value of its investment as the NAV per share is calculated in a manner consistent with the measurement principles of ASC 946, “Financial Services - Investment Companies,” and as of the Company’s measurement date. The Company believes this is an appropriate methodology to obtain the fair value of these assets. For the component of the real estate portfolio under development, the investments are carried at cost until they are completed and valued by a third party appraiser. In accordance with ASU No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” investments for which fair value is measured using the net asset value per share practical expedient should be disclosed separate from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of total plan assets to the amounts presented in the notes to combined financial statements.

The following is a description of the valuation methodologies used for assets measured at fair value.  Certain assets are held within commingled funds which are valued at the unitized NAV or percentage of the net asset value as determined by the manager of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Cash and Cash Equivalents: The fair value of cash is valued at cost.

Equity Securities: The fair value of equity securities is determined by direct quoted market prices. The underlying holdings are direct quoted market prices on regulated financial exchanges.

Fixed Income Securities: The fair value of fixed income securities is determined by direct or indirect quoted market prices. If indirect quoted market prices are utilized, the value of assets held in separate accounts is not published, but the investment managers report daily the underlying holdings. The underlying holdings are direct quoted market prices on regulated financial exchanges.

Commodities: The fair value of the commodities is determined by quoted market prices of the underlying holdings on regulated financial exchanges.

Hedge Funds: The fair value of hedge funds is accounted for by the custodian. The custodian obtains valuations from underlying managers based on market quotes for the most liquid assets and alternative methods for assets that do not have sufficient trading activity to derive prices. The Company and custodian review the methods used by the underlying managers to value the assets. The Company believes this is an appropriate methodology to obtain the fair value of these assets.

Real Estate: The fair value of real estate is determined by quoted market prices of the underlying Real Estate Investment Trusts (“REITs”), which are securities traded on an open exchange.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no Level 3 assets as of September 30, 2018 or 2017 or any Level 3 asset activity during fiscal 2018 or 2017.

Funded Status

The table that follows contains the ABO and reconciliations of the changes in the PBO, the changes in plan assets and the funded status (in millions):

	Pension Benefits				Postretirement
	U.S. Plans		Non-U.S. Plans		Benefits
September 30,	2018	2017	2018	2017	2018	2017

Accumulated Benefit Obligation	$358	$372	$82	$81	$—	$—

Change in Projected Benefit Obligation
Projected benefit obligation at beginning of year	409	429	87	91	45	47
Service cost	13	14	2	2	—	1
Interest cost	13	12	2	2	1	1
Plan participant contributions	—	—	—	—	2	—
Actuarial (gain) loss	(3)	(15)	4	(8)	3	—
Amendments made during the year	—	—	—	—	(6)	—
Benefits and settlements paid	(37)	(31)	(4)	(4)	(4)	(5)
Currency translation adjustment	—	—	(2)	4	(1)	1

Projected benefit obligation at end of year	$395	$409	$89	$87	$40	$45

Change in Plan Assets
Fair value of plan assets at beginning of year	$362	$355	$49	$43	$55	$56
Actual return on plan assets	18	38	1	2	2	4
Employer and employee contributions	—	—	1	5	2	—
Benefits paid	(37)	(31)	(3)	(4)	(4)	(5)
Settlement payments	—	—	(1)	—	—	—
Currency translation adjustment	—	—	(1)	3	—	—

Fair value of plan assets at end of year	$343	$362	$46	$49	$55	$55

Funded status	$(52)	$(47)	$(43)	$(38)	$15	$10

Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost	$—	$—	$—	$—	$21	$23
Accrued benefit liability	(52)	(47)	(43)	(38)	(6)	(13)

Net amount recognized	$(52)	$(47)	$(43)	$(38)	$15	$10

Weighted Average Assumptions (1)
Discount rate (2)	4.15%	3.85%	2.75%	2.80%	3.95%	4.40%
Rate of compensation increase	3.50%	3.20%	4.20%	4.45%	NA	NA

(1)                                 Plan assets and obligations are determined based on a September 30 measurement date at September 30, 2018 and 2017.

(2)                                 The Company considers the expected benefit payments on a plan-by-plan basis when setting assumed discount rates. As a result, the Company uses different discount rates for each plan depending on the plan jurisdiction, the demographics of participants and the expected timing of benefit payments. For the U.S. pension and postretirement plans, the Company uses a discount rate provided by an independent third party calculated based on an appropriate mix of high quality bonds. For the non-U.S. pension and postretirement plans, the Company consistently uses the relevant country specific benchmark indices for determining the various discount rates. The Company has elected to utilize a full yield curve approach in the estimation of service and interest components of net periodic benefit cost (credit) for pension and other postretirement for plans that utilize a yield curve approach. The full yield curve approach applies the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows.

Accumulated Other Comprehensive Income

The amounts in AOCI on the combined statements of financial position, exclusive of tax impacts, that have not yet been recognized as components of net periodic benefit cost at September 30, 2018 and 2017 related to pension and postretirement benefits are not significant.

The amounts in AOCI expected to be recognized as components of net periodic benefit cost (credit) over the next fiscal related to pension and postretirement benefits are not significant.

Net Periodic Benefit Cost

The table that follows contains the components of net periodic benefit cost (in millions):

	Pension Benefits
	U.S. Plans			Non-U.S. Plans			Postretirement Benefits
Year ended September 30,	2018	2017	2016	2018	2017	2016	2018	2017	2016
Components of Net Periodic Benefit Cost (Credit):
Service cost	$13	$14	$12	$2	$2	$2	$—	$1	$—
Interest cost	13	12	13	2	2	2	1	1	2
Expected return on plan assets	(26)	(26)	(26)	(2)	(2)	(2)	(3)	(3)	(3)
Net actuarial (gain) loss	5	(27)	42	5	(8)	14	4	(1)	(4)
Settlement loss	—	—	—	—	—	2	—	—	—

Net periodic benefit cost (credit)	$5	$(27)	$41	$7	$(6)	$18	$2	$(2)	$(5)
Expense Assumptions:
Discount rate	3.85%	3.70%	4.35%	2.80%	1.95%	3.05%	4.40%	3.80%	4.05%
Expected return on plan assets	7.50%	7.50%	7.50%	4.45%	4.65%	4.95%	5.95%	5.95%	5.90%
Rate of compensation increase	3.20%	3.20%	3.25%	4.45%	4.45%	4.85%	NA	NA	NA

13.    Significant Restructuring and Impairment Costs

To better align its resources with its growth strategies and reduce the cost structure of its global operations to address the softness in certain underlying markets, the Company commits to restructuring plans as necessary.

In fiscal 2018, the Company committed to a significant restructuring plan (“2018 Plan”) and recorded $11 million of restructuring and impairment costs in the combined statement of income. This is the total amount incurred to date and the total amount expected to be incurred for this restructuring plan. The costs consist primarily of workforce reductions and asset impairments. The restructuring actions are expected to be substantially complete in fiscal 2019.

The following table summarizes the changes in the Company’s 2018 Plan reserve, included within other current liabilities in the combined statement of financial position (in millions):

	Employee Severance and Termination Benefits	Long-Lived Asset Impairments	Total

Original reserve	$5	$6	$11
Utilized—cash	(1)	—	(1)
Utilized—noncash	—	(6)	(6)
Balance at September 30, 2018	$4	$—	$4

In fiscal 2017, the Company committed to a significant restructuring plan (“2017 Plan”) and recorded $20 million of restructuring and impairment costs in the combined statement of income. This is the total amount incurred to date and the total amount expected to be incurred for this restructuring plan. The costs consist primarily of workforce reductions and asset impairments. The restructuring actions are expected to be substantially complete in fiscal 2019.

The following table summarizes the changes in the Company’s 2017 Plan reserve, included within other current liabilities in the combined statement of financial position (in millions):

	Employee Severance and Termination Benefits	Long-Lived Asset Impairments	Total

Original reserve	$13	$7	$20
Utilized—cash	(2)	—	(2)
Utilized—noncash	—	(7)	(7)
Balance at September 30, 2017	$11	$—	$11
Utilized—cash	(8)	—	(8)
Balance at September 30, 2018	$3	$—	$3

In fiscal 2016, the Company committed to a significant restructuring plan (“2016 Plan”) and recorded $66 million of restructuring and impairment costs in the combined statement of income. The costs consist primarily of asset impairments. The restructuring actions were completed in fiscal 2018.

The following table summarizes the changes in the Company’s 2016 Plan reserve, included within other current liabilities in the combined statement of financial position (in millions):

	Employee Severance and Termination Benefits	Long-Lived Asset Impairments	Total

Original reserve at September 30, 2016	$2	$64	$66
Utilized—noncash	—	(64)	(64)
Balance at September 30, 2017	$2	$—	$2
Utilized—cash	(2)	—	(2)
Balance at September 30, 2018	$—	$—	$—

The Company’s fiscal 2018, 2017 and fiscal 2016 restructuring plans included workforce reductions of approximately 200 employees. Restructuring charges associated with employee severance and termination benefits are paid over the severance period granted to each employee or on a lump sum basis in accordance with individual severance agreements.

Company management closely monitors its overall cost structure and continually analyzes each of its businesses for opportunities to consolidate current operations, improve operating efficiencies and locate facilities in close proximity to customers. This ongoing analysis includes a review of its manufacturing, engineering and purchasing operations, as well as the overall global footprint for all its businesses.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property, plant and equipment and other intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analyses in accordance with ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets.” ASC 360-10-15 requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value based on discounted cash flow analysis or appraisals.

In fiscal 2018, 2017 and 2016, the Company concluded it had triggering events requiring assessment of impairment for certain of its long-lived assets in conjunction with its annual financial planning process. As a result, the Company reviewed the long-lived assets for impairment and recorded $6 million, $7 million and $64 million of asset impairment charges within restructuring and impairment costs on the combined statement of income in fiscal 2018, 2017 and 2016, respectively. The impairments were measured, depending on the asset, under either an income approach utilizing forecasted discounted cash flows or a market approach utilizing an appraisal to determine fair values of the impaired assets. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.”

At September 30, 2018, the Company concluded it did not have any other triggering events requiring assessment of impairment of its long-lived assets.

14.    Income Taxes

The income tax provision in the combined statements of income has been calculated as if Power Solutions filed separate income tax returns and was operating as a stand-alone business. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances of Power Solutions as part of consolidated JCI. The Company’s operations have historically been included in the Parent Company’s U.S. federal and state tax returns or non-U.S. jurisdiction tax returns.

The Parent Company’s global tax model has been developed based upon its entire portfolio of businesses. Accordingly, the Company’s tax results as presented are not necessarily indicative of future performance and do not necessarily reflect the results that would have generated as an independent company for the periods presented.

As portions of the Company’s operations are included in the Parent Company’s tax returns, payments to certain tax authorities are made by the Parent Company, and not by the Company. The Company does not maintain taxes payable to/from JCI and the Company’s subsidiaries are deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. For fiscal 2018, 2017 and 2016 these settlements were $478 million, $514 million and $650 million, respectively, and are reflected as changes in the parent company investment.

The more significant components of the Company’s income tax provision are as follows (in millions):

	Year Ended September 30,
	2018	2017	2016
Tax expense at federal statutory rate	$304	$445	$373
U.S. state income taxes, net of federal benefit	9	22	5
Non-U.S. income tax expense at different rates	8	(132)	(27)
U.S. tax on non-U.S. income	(49)	127	30
Valuation allowance adjustments	39	—	—
U.S. Tax Reform discrete items	161	—	—
Legal entity restructuring	129	—	—
Other	—	9	10
Income tax provision	$601	$471	$391

The U.S. federal statutory tax rate (24.5% for fiscal 2018 and 35% for fiscal 2017 and 2016) is being used as a comparison due to the Company’s current legal entity structure.

Valuation Allowances

The Company reviews the realizability of its deferred tax asset valuation allowances on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or combined group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to the Company’s valuation allowances may be necessary.

In the fiscal 2018, the Company performed an analysis related to the realizability of its worldwide deferred tax assets. As a result, and after considering feasible tax planning initiatives and other positive and negative evidence, the Company determined that it was more likely than not that certain deferred tax assets primarily within Germany and Mexico would not be realized. Therefore, the Company recorded $39 million of valuation allowances as income tax expense in the year ended September 30, 2018.

Uncertain Tax Positions

The Company is subject to income taxes in the U.S. and numerous non-U.S. jurisdictions. Judgment is required in determining its worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities.

At September 30, 2018, the Company had gross tax effected unrecognized tax benefits of $211 million which, if recognized, would impact the effective tax rate. Total net accrued interest at September 30, 2018 was approximately $6 million (net of tax benefit).

At September 30, 2017, the Company had gross tax effected unrecognized tax benefits of $51 million which, if recognized, would impact the effective tax rate. Total net accrued interest at September 30, 2017 was approximately $5 million (net of tax benefit).

At September 30, 2016, the Company had gross tax effected unrecognized tax benefits of $49 million which, if recognized, would impact the effective tax rate. Total net accrued interest at September 30, 2016 was approximately $4 million (net of tax benefit).

Other Tax Matters

In the fourth quarter of fiscal 2018, the Company recorded a tax charge of $129 million due to legal entity restructuring.

In the fourth quarter of fiscal 2017, the Company recorded a tax charge of $45 million due to a change in the deferred tax liability related to the outside basis of a nonconsolidated subsidiary.

In the third quarter of fiscal 2017, the Company recorded a discrete tax charge of $75 million due to changes in entity tax status.

Impacts of Tax Legislation and Change in Statutory Tax Rates

On December 22, 2017, the “Tax Cuts and Jobs Act” (H.R. 1) was enacted and significantly revises U.S. corporate income tax by, among other things, lowering corporate income tax rates, imposing a one-time transition tax on deemed repatriated earnings of non-U.S. subsidiaries, and implementing a territorial tax system and various base erosion minimum tax provisions.

In connection with the Company’s analysis of the impact of the U.S. tax law changes, which is provisional and subject to change, the Company recorded a tax charge of $161 million during fiscal 2018. This provisional tax charge arises from a detriment of $50 million due to the remeasurement of U.S. deferred tax assets and liabilities as well as the one-time transition tax on deemed repatriated earnings, inclusive of all relevant taxes, of $111 million.

Based on the effective dates of certain aspects of the U.S. tax law changes, various applicable impacts of the enacted legislation could not be finalized as of September 30, 2018. While the Company made reasonable estimates of the impact of the transition tax, the final impact of the U.S. tax law changes may differ from these estimated impacts, due to, future treasury regulations, tax law technical corrections, notices, rulings, refined computations, and other items. The Company will finalize such provisional amounts within the time period prescribed by Staff Accounting Bulletin 118.

During fiscal 2018, 2017 and 2016, other tax legislation was adopted in various jurisdictions. These law changes did not have a material impact on the Company’s combined financial statements.

Income Tax Provision

Components of the provision for income taxes were as follows (in millions):

	Year Ended September 30,
	2018	2017	2016
Current
U.S. federal	$123	$137	$297
U.S. state	9	17	23
Non-U.S.	487	337	353
	619	491	673
Deferred
U.S. federal	129	98	(143)
U.S. state	2	11	(9)
Non-U.S.	(149)	(129)	(130)
	(18)	(20)	(282)

Income tax provision	$601	$471	$391

Combined U.S. income before income taxes and noncontrolling interests for fiscal 2018, 2017 and 2016 was $489 million, $478 million and $389 million, respectively. Combined non-U.S. income before income taxes and noncontrolling interests for fiscal 2018, 2017 and 2016 was $751 million, $794 million and $677 million, respectively.

The Company has not provided U.S. or non-U.S. income taxes on approximately $3.5 billion of outside basis differences of subsidiaries of the Company.  The reduction of the outside basis differences via the sale or liquidation of these subsidiaries and/or distributions could create taxable income. The Company’s intent is to reduce the outside basis differences only when it would be tax efficient. Given the numerous ways in which the basis differences may be reduced, it is not practicable to estimate the amount of unrecognized withholding taxes and deferred tax liability on the outside basis differences.

Deferred taxes were classified in the combined statement of financial position as follows (in millions):

	September 30,	September 30,
	2018	2017
Noncurrent income tax assets	$335	$591
Noncurrent income tax liabilities	(52)	(62)

Net deferred tax asset	$283	$529

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities included (in millions):

	September 30,	September 30,
	2018	2017
Deferred tax assets:
Accrued expenses and reserves	$74	$198
Employee and retiree benefits	34	40
Net operating loss and other credit carryforwards	135	219
Intangible assets	185	181
Subsidiaries, joint ventures and partnerships	—	30
Other	21	11
	449	679
Valuation allowances	(101)	(74)
	348	605
Deferred tax liabilities:
Property, plant and equipment	51	76
Subsidiaries, joint ventures and partnerships	14	—
	65	76

Net deferred tax asset	$283	$529

On a separate company basis, the income tax provision considers net operating loss carryback and carryforward rules under applicable federal, state and foreign tax laws. The valuation allowance includes allowances for loss carryforward assets for which realization is uncertain because it is unlikely that the losses will be realized given the lack of sustained profitability and/or limited carryforward periods in certain countries.

Revision

The Company has revised previously reported results to correctly report income tax expense for a Mexican subsidiary. The Company assessed the materiality of this misstatement on prior periods’ financial statements in accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” codified in ASC 250, “Accounting Changes and Error Corrections,” and concluded that these misstatements were not material, individually or in the aggregate, to any previously issued financial statements. In accordance with ASC 250, the combined financial statements and notes to combined financial statements as of September 30, 2018, and the year then ended, which are presented herein, have been revised. The following tables show the impact of these revisions on all of the impacted line items from the Company’s combined financial statements illustrating the effect of these corrections (in millions):

	Combined Statements of Income
	Year Ended September 30, 2018
	As Reported	Adjustment	As Revised
Income tax provision	661	(60)	601
Net income	579	60	639
Net income attributable to Power Solutions	532	60	592

	Combined Statements of Comprehensive Income (Loss)
	Year Ended September 30, 2018
	As Reported	Adjustment	As Revised
Net income	579	60	639
Total comprehensive income	400	60	460
Comprehensive income attributable to Power Solutions	362	60	422

	Combined Statements of Cash Flows
	Year Ended September 30, 2018
	As Reported	Adjustment	As Revised
Net income attributable to Power Solutions	532	60	592
Net income	579	60	639
Net cash provided by operating activities	685	60	745
Net transfers to parent	(327)	(60)	(387)
Net cash used by financing activities	(329)	(60)	(389)

15.    Product Warranties

The Company offers warranties to its customers depending upon the specific product and terms of the customer purchase agreement. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty-related costs based on actual historical return rates and other known factors. Based on analysis of return rates and other factors, the Company’s warranty provisions are adjusted as necessary. The Company monitors its warranty activity and adjusts its reserve estimates when it is probable that future warranty costs will be different than those estimates.

The Company’s product warranty liability is recorded in the combined statement of financial position in other current liabilities if the warranty is less than one year and in other noncurrent liabilities if the warranty extends longer than one year.

The changes in the carrying amount of the Company’s total product warranty liability for the fiscal years ended 2018 and 2017 was as follows (in millions):

	Year Ended September 30,
	2018	2017
Balance at beginning of period	$86	$63
Accruals for warranties issued during the period	180	192
Accruals related to pre-existing warranties (including changes in estimates)	(12)	(7)
Settlements made (in cash or in kind) during the period	(179)	(162)
Currency translation	(1)	—
Balance at end of period	$74	$86

16.   Commitments and Contingencies

Environmental Matters

The Company accrues for potential environmental liabilities when it is probable a liability has been incurred and the amount of the liability is reasonably estimable. As of September 30, 2018 and 2017, reserves for environmental liabilities totaled $7 million and $8 million, respectively. Such potential liabilities accrued by the Company do not take into consideration possible recoveries of future insurance proceeds. They do, however, take into account the likely share other parties will bear at remediation sites. It is difficult to estimate the Company’s ultimate level of liability at many remediation sites due to the large number of other parties that may be involved, the complexity of determining the relative liability among those parties, the uncertainty as to the nature and scope of the investigations and remediation to be conducted, the uncertainty in the application of law and risk assessment, the various choices and costs associated with diverse technologies that may be used in corrective actions at the sites, and the often quite lengthy periods over which eventual remediation may occur. Nevertheless, the Company does not currently believe that any claims, penalties or costs in connection with known environmental matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. In addition, the Company has identified asset retirement obligations for environmental matters that are expected to be addressed at the retirement, disposal, removal or abandonment of existing owned facilities. At September 30, 2018 and 2017, the Company recorded conditional asset retirement obligations of $13 million and $27 million, respectively.

Insurable Liabilities

The Company records liabilities for its workers’ compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. At September 30, 2018 and 2017, the insurable liabilities totaled $11 million and $14 million, respectively.

The Company is involved in various lawsuits, claims and proceedings incident to the operation of its businesses, including those pertaining to product liability, environmental, safety and health, intellectual property, employment, commercial and contractual matters, and various other casualty matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, it is management’s opinion that none of these will have a material adverse effect on the Company’s financial position, results of operations or cash flows. Costs related to such matters were not material to the periods presented.

17.   Related Party Transactions and Parent Company Investment

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties, such as equity affiliates. Such transactions consist of the sale or purchase of goods and other arrangements.

The net sales to and purchases from related parties included in the combined statements of income were $737 million and $140 million, respectively, for fiscal 2018, $778 million and $135 million, respectively, for fiscal 2017; and $698 million and $121 million, respectively, for fiscal 2016.

The following table sets forth the amount of accounts receivable due from and payable to related parties in the combined statements of financial position (in millions):

	September 30,
	2018	2017
Receivable from related parties	$67	$89
Payable to related parties	57	45

The Company has also provided financial support to certain of its VIE’s, see Note 1, “Basis of Presentation and Summary of Significant Accounting Policies,” of the notes to combined financial statements for additional information.

Corporate Allocations and Parent’s Net Investment

The combined statements of income include allocations for certain support functions that are provided on a centralized basis by the Parent Company and subsequently recorded at the business unit level, such as expenses related to employee benefits, finance, human resources, risk management, information technology, facilities, and legal, among others. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a proportional basis of combined sales, headcount or other measures of the Company or the Parent Company. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from the Parent Company, are reasonable. Nevertheless, the combined financial statements may not include all actual expenses that would have been incurred by the Company and may not reflect the combined results of operations, financial position and cash flows had it been a stand-alone company during the years presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

In addition to the transactions discussed above, certain intercompany transactions between the Company and the Parent Company have not been recorded as related party transactions. These transactions are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined statements of financial position as parent company investment.